Exhibit A

Ceragon to Participate at the Needham Growth Conference

Rosh Ha'ain, Israel, January 8, 2025 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today announced that management will participate at the 27th Annual Needham Growth Conference in New York City.

Doron Arazi, CEO, and Ronen Stein, CFO will host a presentation on Wednesday, January 15 at 8:45am ET. Interested parties can access a webcast of the presentation here or by visiting Ceragon’s investor relations website at https://www.ceragon.com/investors/events.

Additionally, management will host one-on-one meetings at the conference.  Investors interested in scheduling a meeting with Doron and Ronen can email their Needham representative for more information or contact FNK IR at crnt@fnkir.com.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Investor Contact:

Rob Fink
FNK IR
646-809-4048
crnt@fnkir.com